SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           Quest Resource Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    748349107
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                      (CUSIP Number of Class of Securities)

                                  Jerry D. Cash
                           Quest Resource Corporation
                          9520 N. May Avenue, Suite 300
                          Oklahoma City, Oklahoma 73120
                                  405-488-1304
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 14, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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CUSIP No. 748349107

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



(1)   NAME OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Jerry D. Cash

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)       (a)  /  /
                                                                                (b)  /  /

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS (See Instructions):               PF, OO

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                                    /  /

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:                                          USA

NUMBER                 (7)    SOLE VOTING POWER
OF SHARES                     3,172,594
BENEFICIALLY           (8)    SHARED VOTING POWER
OWNED                         1,138,678
BY EACH                (9)    SOLE DISPOSITIVE POWER
REPORTING                     3,172,594
PERSON                 (10)   SHARED DISPOSITIVE POWER
WITH                          0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:             4,311,772

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions):                                        /X/

(13)  PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):                       25.37%

(14)  TYPE OF REPORTING PERSON (See Instructions):                              IN




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                                EXPLANATORY NOTE

     On October 11, 2005, Jerry D. Cash filed a Schedule 13D (the "Initial 13D") with the Securities and Exchange Commission ("SEC"). This Amendment No. 1 to
Schedule 13D supplements the information contained in the Initial 13D in order to reflect Mr. Cash entering into voting agreements with certain other Quest Resource Corporation (the "Corporation") stockholders with respect to voting the Corporation's common stock.

     This Amendment No. 1 to Schedule 13D also corrects a mistake in the reporting of Mr. Cash's beneficial ownership in the Initial 13D. In the Initial 13D, Mr. Cash reported owning 3,173,081 shares of the Corporation's common stock, including 13, 257 shares of common stock in his profit sharing account. Mr. Cash has 12, 770 shares of common stock in his profit sharing account. Mr. Cash's beneficial ownership as reported herein reflects the correct number of shares of common stock in his profit sharing account.

     To the extent not otherwise amended or modified in this Amendment No. 1 to
Schedule 13D, the information set forth in the Initial 13D is incorporated by reference herein.

ITEM 1.    SECURITY AND ISSUER.

       No change.

ITEM 2.    IDENTITY AND BACKGROUND.

       No change.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       No change.

ITEM 4.    PURPOSE OF TRANSACTION.

       No change.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       The Initial 13D is supplemented with the following information:

       (b) As reported in the Initial 13D, on September 30, 2005, Mr. Cash sold 1,138,678 shares of the Corporation's common stock in a private transaction. This private transaction consisted of a sale of 569,339 shares of the Corporation's common stock to certain funds managed by Fondren Management LP ("Fondren") and 569,339 shares to certain funds managed by Third Point LLC ("Third Point"). On October 14, 2005, Mr. Cash entered into a voting agreement with each of Fondren and Third Point, pursuant to which, on any matter presented at a meeting of the Corporation's stockholders for a vote, each of Fondren and Third Point agreed to vote 569,339 shares of the Corporation's common stock held by each of them as directed in writing by Mr. Cash. In the absence of any such written direction by Mr. Cash, each of Fondren and Third Point agreed to abstain from voting the 569,339 shares of the Corporation's common stock held by each of them. The term of each voting agreement between Mr. Cash


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


and each of Fondren and Third Point, each of which is attached hereto as an exhibit, expires March 31, 2006.

       Fondren is an investment manager for Fondren Partners LP and Fondren Partners Offshort Ltd. Fondren's business address is 1177 West Loop South, Suite 1625, Houston, Texas, 77027. To Mr. Cash's knowledge, during the last five years Fondren has not been convicted in a criminal proceeding, nor been a party to any civil proceeding pursuant to which Fondren was or is subject to a judgment, drecree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Fondren is a Texas limited partnership.

       Third Point is an investment manager and adviser to hedge funds and other managed accounts. Third Point's business address is 390 Park Avenue, 18th Floor, New York, New York 10022. To Mr. Cash's knowledge, during the last five years Third Point has not been convicted in a criminal proceeding, nor been a party to any civil proceeding pursuant to which Third Point was or is subject to a judgment, drecree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Third Point is a Delaware limited liability company.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

           As reported in the Initial 13D, on September 30, 2005, Mr. Cash sold 1,138,678 shares of the Corporation's common stock in a private transaction. This private transaction consisted of a sale of 569,339 shares of the Corporation's common stock to certain funds managed by Fondren and 569,339 shares to certain funds managed by Third Point. On October 14, 2005, Mr. Cash entered into a voting agreement with each of Fondren and Third Point, pursuant to which, on any matter presented at a meeting of the Corporation's stockholders for a vote, each of Fondren and Third Point agreed to vote 569,339 shares of the Corporation's common stock held by each of them as directed in writing by Mr. Cash. In the absence of any such written direction by Mr. Cash, each of Fondren and Third Point agreed to abstain from voting the 569,339 shares of the Corporation's common stock held by each of them. The term of each voting agreement between Mr. Cash and each of Fondren and Third Point, each of which is attached hereto as an exhibit, expires March 31, 2006.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1*         Promissory Note, dated September 30, 2005, issued by
           Jerry D. Cash for the benefit of Douglas L. Lamb

2.* Pledge Agreement, dated September 30, 2005, by and among Jerry D. Cash, Sherrie Cash, and Douglas L. Lamb

3.         Voting Agreement, dated October 14, 2005, by and among
           Jerry D. Cash and Fondren Management LP

4.         Voting Agreement, dated October 14, 2005, by and among
           Jerry D. Cash and Third Point LLC

________________________
* Previously filed.

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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      October 24, 2005              /s/ Jerry D. Cash
                                    --------------------------------
                                    Jerry D. Cash


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